FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of October 2009.

Total number of pages: 3

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec to Solidify Sales Foothold in China

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 20, 2009
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Released on October 20, 2009, in Kyoto, Japan

Nidec to Solidify Sales Foothold in China

Nidec Corporation (NYSE: NJ) today announced that Nidec (H.K.) Co., Ltd., one of its wholly owned sales subsidiaries in China, has established a subsidiary company in Shenzhen City, Canton, China (the “Shenzhen Office”).

1.	Objectives of the Shenzhen Office

The Shenzhen Office is intended to perform the central role in Nidec’s customer management initiatives and new market exploration in South China, the fast-growing international industrial area for the development and production of information technology devices, home appliances and automobiles.

2. Outline of the Shenzhen Office

(1) Company Name:	Nidec (Shenzhen) Co., Ltd.
(2) Location:	Flat B-1A, 43/F, Block A, World Finance Centre, Shennan E. Road, Luohu District, Shenzhen City, Guandong Prov., The People’s Republic of China Tel: (86)-755-2598-1929 Fax: (86)-755-2598-1989
(3) President:	Mitsuru Tsuyoshi Executive Officer of Nidec Corporation; President of Nidec (H.K.) Co., Ltd.
(4) Date of Business Commencement (Planned):	November 1, 2009

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